Exhibit 12.01

Arlington Asset Investment Corp.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Three Months Ended	Year Ended December 31,
	March 31, 2011	2010	2009	2008	2007	2006

Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$20,341	$27,087	$140,981	$(303,203)	$(660,724)	$(74,863)
Distributed income of equity investees	41	222	326	7,355	1,933	13,821

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	432	1,155	3,645	72,751	472,100	557,257
Rentals	13	54	77	251	2,316	3,071
Total fixed charges	$445	$1,209	$3,722	$73,002	$474,416	$560,328

Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees plus fixed charges and distributed income of equity investees	$20,827	$28,518	$145,029	$(222,846)	$(184,375)	$499,286
Ratio of earnings to fixed charges	46.8	23.6	39.0	(A)	(A)	(A)

(A) Due to the Company's losses in 2008, 2007 and 2006, the ratio coverage in these years was less than 1:1. The Company would have had to generate additional earnings of $295,848, $658,791 and $61,042, respectively, to achieve coverage of 1:1 in those years.